LAND Electric Motorcycles to Order up to 2,000 Coil Drivers from Exro

•LAND signs agreement with Exro for Coil Driver order volume of up to 2000 units in the first year
•LAND is a fast-growing player in the emerging lightweight electric motorcycles market and was founded by Scott Colosimo, the CEO at Cleveland CycleWerks
•Exro will ship the first Coil Driver to LAND in February 2021 to optimize performance in their District motorcycle

Calgary, Alberta (February 4, 2020) – Exro Technologies Inc. (TSXV: EXRO, OTC: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is pleased to announce that it has signed an agreement with LAND Electric Motorcycles (“LAND E-Moto” or “LAND”) to produce up to 2000 units of the Coil Driver this year.

LAND (E-Moto) is an innovative electric motorcycle manufacturer based in Cleveland, Ohio, USA. LAND produces a US made, powerful, lightweight electric motorcycle called the District that showcases innovative vehicle design and craftsmanship for an enhanced riding experience. LAND is founded by industry veteran Scott Colosimo, who also founded Cleveland CycleWerks, which has been manufacturing gas motorcycles for more than 11 years.

Exro and LAND have agreed to cooperate to optimize the powertrain for the District motorcycle with the Coil Driver. This integration is expected to improve performance for the District motorcycle and enable a new powertrain system solution in the emerging lightweight electric motorcycles industry.

Exro will ship the first Coil Driver to LAND this February for vehicle integration and validation testing to be completed by second quarter of 2021. After vehicle integration is completed, Land will begin purchasing the Coil Driver for their motorcycles.

“We are thrilled to be working with Exro”, said Scott Colosimo, Chief Executive Officer of LAND. “We believe integrating Exro’s Coil Driver technology with our product will allow LAND to achieve best-in-class performance and efficiency.”

“We are so glad to be collaborating with LAND to optimize their motorcycle’s powertrain”, said Sue Ozdemir, Chief Executive Officer of Exro. “This collaboration takes us another step closer to revenue growth and commercialization of our Coil Driver technology.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.